Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement (No. 333-37210) on Form S-8 of Old Republic International Corporation of our report dated June 27, 2011, relating to the statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan as of December 31, 2010, and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, MN
June 27, 2011